UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Result of Tender Offer to Noteholders dated 21 December 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: December 21, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

NOT FOR DISTRIBUTION IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

December 21, 2020

BARCLAYS BANK PLC ANNOUNCES THE EARLY RESULTS OF ITS INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer") announces today the early results of its previously announced invitation to holders (the "Noteholders") of its 7.625% Contingent Capital Notes due November 2022 (the "Notes") to tender the Notes up to an aggregate principal amount of US$1,000,000,000 (the "Maximum Principal Amount") for purchase by the Issuer for cash (the "Offer"). The Issuer also announces that it is increasing the Maximum Principal Amount from US$1,000,000,000 to US$1,500,000,000.

The Offer is being made on the terms and subject to the conditions and restrictions set out in the tender offer memorandum dated December 7, 2020 (the "Tender Offer Memorandum"). Capitalized terms used in this announcement and not otherwise defined have the meanings given to them in the Tender Offer Memorandum.

As at 5:00 p.m., New York City time, on December 18, 2020 (the "Early Tender Date"), US$1,925,023,000 in aggregate principal amount of the Notes was validly tendered and not validly withdrawn (the "Principal Amount Tendered") pursuant to the Offer. Because the Principal Amount Tendered was greater than the Maximum Principal Amount, the Issuer has accepted such Notes for purchase on a pro rata basis (as described in the Tender Offer Memorandum).

The table below identifies the principal amount of Notes the Issuer has accepted for purchase pursuant to the Offer and provides details of the proration.

Description of the Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding(1)	Maximum Principal Amount	Principal Amount Tendered(2)	Principal Amount Accepted(3)	Proration Factor	Total Consideration(4)
7.625% Contingent Capital Notes due November 2022	06740L8C2 / US06740L8C27	US$3,000,000,000	US$1,500,000,000	US$1,925,023,000	US$1,500,000,000	75.614%	US$1,125
___________________
(1) As at the commencement of the Offer.
(2) As at the Early Tender Date, as reported by the Tender Agent.
(3) Following adjustment to allow for the aggregate principal amount of Notes accepted for purchase pursuant to the Offer, after the rounding of valid tenders of Notes to the nearest US$1,000, to equal the Maximum Tender Amount exactly and to provide that (i) no Noteholder transfers Notes to the Issuer in a principal amount of less than US$200,000 (being the minimum denomination of the Notes) and (ii) no Notes in a principal amount of less than US$200,000 are returned to a Noteholder, all as detailed further in the Tender Offer Memorandum.
(4) Per US$1,000 principal amount of the Notes accepted for purchase.

Payment for Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase by the Issuer pursuant to the Offer will be made promptly on the Early Settlement Date, which is expected to occur on December 22, 2020.

Noteholders whose Notes have been validly tendered and accepted for purchase will be entitled to receive the Total Consideration set forth in the table above under the heading "Total Consideration" (the "Total Consideration") for each US$1,000 principal amount of the Notes accepted for purchase. The Issuer will pay an amount in cash (the "Accrued Interest Payment") (rounded to the nearest US$0.01 with US$0.005 being rounded upwards) equal to the accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offer, from and including November 21, 2020 up to, but excluding, the Early Settlement Date. The total cash payment to purchase the accepted Notes on the Early Settlement Date will be US$1,697,348,956.98, including the Total Consideration and the Accrued Interest Payment.

In accordance with the terms of the Offer, the Withdrawal Date was 5:00 p.m., New York City time, on December 18, 2020. As a result, tendered Notes may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by the Issuer).

The Issuer has extended the Expiration Deadline by one Business Day because December 24, 2020 has been designated as a holiday in the United States.

The Offer is now scheduled to expire at 11:59 p.m., New York City time, on January 6, 2021, and the Final Settlement Date is now expected to occur on January 8, 2021. The Issuer does not expect to accept for purchase any tenders of Notes after the Early Tender Date because the Principal Amount Tendered as at the Early Tender Date exceeded the Maximum Tender Amount.

Subject to applicable law and the terms and conditions of the Tender Offer Memorandum, the Issuer may terminate the Offer, delay acceptance of Notes tendered in the Offer, waive any or all of the terms and conditions prior to the Expiration Deadline or amend the terms of the Offer.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Telephone: +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: us.lm@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Telephone: +1 (212) 430-3774
U.S. Toll Free Number: +1 (866) 470-4300
Fax: +1 (212) 430-3775
Attention: Corporation Actions
Email:  contact@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent and at https://www.gbsc-usa.com/barclays/.

* * *

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offer.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offer will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offer" in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offer from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

This announcement, Tender Offer Memorandum and any other document or material relating to the Offer have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

Neither the Offer, the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Noteholders, or beneficial owners of the Notes located in Italy can tender some or all of their Notes pursuant to the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each Intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.